THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND

DEBENTURES,
PREFERRED SHARES CLASSIFIED AS

EQUITY, AND LIABILITIES FOR
PREFERRED SHARES AND OTHER EQUITY

INSTRUMENTS AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED JULY 31, 2026
TD Bank Group (“TD” or the “Bank”) dividend

requirements on all its outstanding preferred

shares and other equity instruments in respect

of the twelve months
ended July 31, 2026 and adjusted to a before-tax

equivalent using an effective tax rate of approximately

19,6% for the twelve months ended July

31, 2026,
amounted to $732 million. The Bank’s interest and

dividend requirements on all subordinated notes

and debentures, preferred shares and liabilities

for preferred
shares and other equity instruments and

capital trust securities, after adjustment

for new issues and retirement, amounted to $1,201

million for the twelve months
ended July 31, 2026. The Bank’s reported net income,

before interest on subordinated debt and

liabilities for preferred shares and capital

trust securities and
income taxes was $20,610 million for the

twelve months ended July 31, 2026,

which was 17.2 times the Bank’s aggregate dividend

and interest requirement for
this period.
On an adjusted basis, the Bank’s net income before

interest on subordinated debt and liabilities

for preferred shares and other equity instruments

and capital
trust securities and income taxes for the twelve

months ended July 31, 2026, was $21,994

million, which was 18.3 times the Bank’s aggregate

dividend and
interest requirement for this period.
The Bank prepares its interim consolidated

financial statements in accordance with

International Financial Reporting Standards

(IFRS), the current generally
accepted accounting principles (GAAP), and

refers to results prepared in accordance

with IFRS as “reported” results. The Bank also

utilizes non-GAAP financial
measures such as “adjusted” results

(i.e. reports results excluding “items of note”)

and non-GAAP ratios to assess each of

its businesses and measure overall
Bank performance. The Bank believes that non-GAAP

financial measures and non-GAAP ratios

provide the reader with a better understanding

of how
management views the Bank’s performance.

Non-GAAP financial measures and ratios used

in this presentation are not defined under

IFRS, and, therefore, may
not be comparable to similar terms used by

other issuers. See “How We Performed” or “How

Our Businesses Performed” sections

of the Bank’s third quarter 2026
MD&A (available at www.td.com/investor and www.sedarplus.ca), which are incorporated by reference, for further explanation,

reported basis results, a list of the
items of note, and a reconciliation of adjusted

to reported results.